September 4, 2025

Menachem Shalom
Chief Executive Officer
SC II Acquisition Corp.
575 Fifth Avenue, 14th Floor
New York, NY 10017

       Re: SC II Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted August 8, 2025
           CIK No. 0002076739
Dear Menachem Shalom:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1
Cover Page

1. Please describe the extent to which the conversion of the $1,500,000 in working capital loans into units issued to the sponsor may result in a material dilution of public shareholders equity interests. Refer to Item 1602(a)(3) of Regulation
S-K.
2. Please include cover page disclosure of the indirect interests in 20,000 founder shares each independent directors will each receive for their services as a director and the indirect interest in 10,000 founder shares the chief financial officer will receive.
       Please also include these interests in founder shares as part of compensation received or to be received and securities issued or to be issued in the tables on pages 7,
       8, and 109. Refer to Items 1602(a)(3), 1602(b)(6), and 1603(a)(6) of
Regulation S-K.
 September 4, 2025
Page 2

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-
2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Stuart Neuhauser, Esq.